As filed with the Securities and Exchange Commission on November 18, 2005

Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FOSTER WHEELER LTD.
(Exact Name of Registrant as Specified in Its Charter)

Bermuda	22-3802649
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

Perryville Corporate Park
Clinton, New Jersey 08809-4000
(Address, including zip code, of registrant’s principal executive offices)

Restricted Stock Award Agreement Between
Foster Wheeler Inc. and Peter J. Ganz
dated as of October 24, 2005
(Full Title of the Plans)

Lisa Fries Gardner
c/o Foster Wheeler Inc.
Perryville Corporate Park
Clinton, New Jersey 08809 4000
Telephone: (908) 730-4000
Facsimile: (908) 730-5300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
COPIES TO: Tracy Kimmel King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036 (212) 556-2100

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Shares	17,417	$30.05	$523,381	$61.60

(1)
Calculated in accordance with Rule 457(c) under the Securities Act of 1933, based on the average of the high and low trading prices of Foster Wheeler Ltd.’s common shares as quoted on the NASDAQ National Market on November 15, 2005.

EXPLANATORY NOTE

This Registration Statement contains two parts. The first part contains a prospectus prepared in accordance with Part I of Form S-8 (in accordance with Instruction C of the General Instructions to Form S-8) which covers reoffers and resales of shares of the shares issued pursuant to the Restricted Stock Award Agreement described in the prospectus. The second part contains information required in the Registration Statement pursuant to Part II of Form S-8. Information required by Part I of Form S-8 is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act and the “Note” to Part I of Form S-8.

REOFFER PROSPECTUS

Foster Wheeler Ltd.

17,417 Common Shares

This reoffer prospectus relates to up to 17,417 common shares of Foster Wheeler Ltd., par value $.01 per share to be offered and sold to the public from time to time by Peter J. Ganz, the General Counsel of Foster Wheeler Ltd., who we refer to as the selling shareholder. The selling shareholder acquired the shares through a grant pursuant to the terms of the Restricted Stock Award Agreement dated as of October 24, 2005 between us and the selling shareholder.

The selling shareholder may sell his shares directly or indirectly in one or more transactions on any stock exchange or stock market on which the shares may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods. These sales may be at fixed prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The shares are “restricted securities” under the Securities Act of 1933, as amended, before their sale under this reoffer prospectus. This reoffer prospectus has been prepared for the purpose of registering the shares under the Securities Act to allow for future sales by the selling shareholder to the public, subject to certain contractual restrictions on the ability of the selling shareholder to sell any or all of his shares. The selling shareholder may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling shareholder and/or purchasers of the shares, or both, which compensation as to a particular broker or dealer may be in excess of customary commissions. In connection with such sales, the selling shareholder and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. We will not receive any proceeds from the sale of the shares by the selling shareholder.

Our common shares are quoted on the NASDAQ National Market under the symbol “FWLT.” On November 17, 2005, the last sale price for our common shares was $31.32 per share.

For a discussion of factors you should consider before you decide to purchase our common shares, see “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this reoffer prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this reoffer prospectus is November 18, 2005

TABLE OF CONTENTS

Summary	1
Risk Factors	3
Forward Looking Statements	18
Use of Proceeds	19
Selling Shareholder	19
Plan of Distribution	20
Legal Matters	21
Experts	21
Where You Can Find More Information About Us	22
Enforcement of Civil Liabilities	22

i

SUMMARY

This summary represents a summary of all material terms of the offering and highlights selected information described in greater detail elsewhere or incorporated by reference in this reoffer prospectus. You should carefully read this entire reoffer prospectus, including the risk factors beginning on page 3, and the documents incorporated by reference in this reoffer prospectus to fully understand the offering and our business, results of operations and financial condition. Except as the context otherwise requires, the terms “we,”  “us,”  “our,” and “Foster Wheeler,” as used in this reoffer prospectus, refer to Foster Wheeler Ltd. and its direct and indirect subsidiaries on a consolidated basis.

Foster Wheeler Ltd.

We are a Bermuda company and were incorporated on December 20, 2000. We do not have any assets or conduct any business except through our ownership of our subsidiaries. The executive offices of Foster Wheeler Ltd. are c/o Foster Wheeler Inc., Perryville Corporate Park, Clinton, New Jersey 08809-4000, Attention: Office of the Secretary, and its telephone number is (908) 730-4000.

Our Business

We operate through two business groups, which also constitute separate reportable segments: our Global Engineering and Construction Group, which we refer to as our E&C Group, and our Global Power Group. Our E&C Group designs, engineers, and constructs upstream oil and gas processing facilities, oil refining, chemical and petrochemical, pharmaceutical, natural gas liquefaction (LNG) facilities and receiving terminals, and related infrastructure, including power generation and distribution facilities. Our E&C Group provides engineering, project management and construction management services, and purchases equipment, materials and services from third-party suppliers and subcontractors. Our E&C Group owns industry leading technology in delayed coking, solvent de-asphalting, and hydrogen production processes used in oil refineries and has access to numerous technologies owned by others. Our E&C Group also provides international environmental remediation services, together with related technical, engineering, design and regulatory services. Our E&C Group generates revenues from engineering and construction activities pursuant to long-term contracts spanning up to four years in duration.

Our Global Power Group designs, manufactures, and erects steam generating and auxiliary equipment for electric power generating stations and industrial markets worldwide. Steam generating equipment includes a full range of fluidized bed and conventional boilers firing coal, oil, gas, biomass and municipal solid waste, waste wood, and low-Btu gases. Our circulating fluidized-bed boiler technology is recognized as one of the leading solid fired fuel technologies in the world. Auxiliary equipment includes feedwater heaters, steam condensers, heat-recovery equipment, selective non-catalytic recovery units, selective catalytic recovery units and low-NOx burners. We provide a broad range of site services relating to these products, including full plant construction, maintenance engineering, plant upgrading and life extension, and plant repowering. Our Global Power Group also provides research analysis and experimental work in fluid dynamics, heat transfer, combustion and fuel technology, materials engineering and solids mechanics. In addition, our Global Power Group builds, owns and operates cogeneration, independent power production and waste-to-energy facilities, as well as facilities for the process and petrochemical industries. Our Global Power Group generates revenues from long-term engineering activities, supply of equipment and construction contracts, and from operating activities pursuant to the long-term sale of project outputs (i.e., electricity, steam, etc.), operating and maintenance agreements, and from returns on its equity investments in certain production facilities.

Shares Offered

This reoffer prospectus relates to up to 17,417 common shares of Foster Wheeler Ltd., par value $.01 per share to be offered and sold to the public from time to time by Peter J. Ganz, the Executive Vice President and General Counsel of Foster Wheeler Ltd. who we refer to as the selling shareholder. The selling shareholder acquired the shares through a grant pursuant to the terms of the Restricted Stock Award Agreement dated as of October 24, 2005 between us and the selling shareholder.

The selling shareholder may sell his shares directly or indirectly in one or more transactions on any stock exchange or stock market on which the shares may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods. These sales may be at fixed prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The shares are “restricted securities” under the Securities Act of 1933, as amended before their sale under this reoffer prospectus. This reoffer prospectus has been prepared for the purpose of registering the shares under the Securities Act to allow for future sales by the selling shareholder to the public, subject to certain contractual restrictions on the ability of the selling shareholder to sell any or all of his shares. The selling shareholder may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling shareholder and/or purchasers of the shares, or both, which compensation as to a particular broker or dealer may be in excess of customary commissions. In connection with such sales, the selling shareholder and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. We will not receive any proceeds from the sale of the shares by the selling shareholder.

RISK FACTORS

Before deciding whether to invest in our common shares you should carefully read the following risk factors and the other information included and incorporated in this reoffer prospectus.

Risk Factors Relating to Our Common Shares

The common shares will rank junior to all of our outstanding debt and other obligations, which could limit your ability to recover amounts originally invested by you.

As of September 30, 2005, the common shares of Foster Wheeler Ltd. would have effectively ranked junior to all of our outstanding consolidated debt and other obligations, including approximately $317.6 million of debt of Foster Wheeler Ltd. and its subsidiaries, as well as approximately $109.0 million of limited recourse project debt of special purpose subsidiaries and approximately $64.7 million of capital lease obligations. The common shares will also rank junior to amounts outstanding under the senior secured credit agreement and any debt incurred by Foster Wheeler Ltd. and its subsidiaries in the future. As of September 30, 2005, after giving effect to the 2011 senior notes exchange offer completed on November 10, 2005, the common shares would have effectively ranked junior to approximately $162.2 million of debt of Foster Wheeler and its subsidiaries, as well as approximately $109.0 million of project debt of special purpose subsidiaries and approximately $64.7 million of capital lease obligations.

Foster Wheeler Ltd. is a Bermuda company and it may be difficult for you to enforce judgments against it or its directors and executive officers.

Foster Wheeler Ltd. is a Bermuda exempted company. As a result, the rights of shareholders will be governed by Bermuda law and the memorandum of association and bye-laws of Foster Wheeler Ltd. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A substantial portion of the assets of Foster Wheeler Ltd. are located outside the United States. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against Foster Wheeler Ltd. or its directors based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, under the securities laws of those jurisdictions or entertain actions in Bermuda under the securities laws of other jurisdictions.

Foster Wheeler Ltd.'s bye-laws restrict shareholders from bringing legal action against its officers and directors.

Foster Wheeler Ltd.'s bye-laws contain a broad waiver by its shareholders of any claim or right of action, both individually and on Foster Wheeler Ltd.'s behalf, against any of its officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against Foster Wheeler Ltd.'s officers and directors unless the act or failure to act involves fraud or dishonesty.

In some circumstances the holders of common shares and the preferred shares are each entitled to a separate class vote in which the other class of shareholders will not vote. This could have the effect of providing each class of shareholders with a veto power over certain decisions of Foster Wheeler Ltd.

Under Bermuda law and Foster Wheeler Ltd.’s bye-laws, any variation of the rights attached to either class of shares, whether by amendment, alteration or repeal of the terms of the memorandum of association or bye-laws of Foster Wheeler Ltd., resulting from any merger, amalgamation or similar business combination, or otherwise, would require the approval of at least three-fourths of the issued and outstanding shares of such class, voting as a separate class. This approval can be evidenced either by a unanimous consent in writing or by a resolution passed at a meeting of the holders of such class of shares at which a quorum consisting of at least two persons holding or representing one-third of the issued and outstanding shares of such class is present. This could result in the holders of each class of shares having the ability in some circumstances, such as a merger, amalgamation or consolidation, to prevent action to be undertaken by or affecting Foster Wheeler Ltd. which the holders of the other class of shares might otherwise approve.

A future issuance of additional preferred shares of Foster Wheeler Ltd. may adversely affect the rights of Foster Wheeler Ltd.’s equity holders.

The bye-laws of Foster Wheeler Ltd. authorize the issuance of up to 1,500,000 shares of “blank check” preferred shares, with such designations, rights, preferences, limitations and voting rights as may be determined upon issuance by Foster Wheeler Ltd.’s board of directors without further shareholder approval, provided that such provisions must, at a minimum, (1) entitle the holders of such shares, voting as a class, to elect at least two directors upon certain defaults with respect to payment of dividends, and (2) require the affirmative approval of holders of at least two thirds of the issued preferred shares for any amendments to the memorandum of association or bye-laws of Foster Wheeler Ltd. altering materially any provision of such shares. 400,000 preferred shares are designated in Foster Wheeler Ltd.’s bye-laws as Series A Junior Participating Preferred Shares, and 1,014,785 were designated by authority of Foster Wheeler Ltd.’s board of directors as Series B convertible preferred shares. As of November 7, 2005, there were 5,243 Series B convertible preferred shares issued and outstanding. Each conversion of a Series B convertible preferred share reduces the number of authorized preferred shares of Foster Wheeler Ltd. by one and increases the number of authorized common shares of Foster Wheeler Ltd. by one. Consequently, at November 7, 2005, Foster Wheeler Ltd. had an aggregate of 900,056 authorized and unissued preferred shares that may be issued in the future including 85,215 undesignated preferred shares which can, at the discretion of the board of directors of Foster Wheeler Ltd., be designated as other series of preferred shares with dividend and liquidation preferences that may be senior, and may not be available to the holders of Foster Wheeler Ltd. common shares. In the event Foster Wheeler Ltd. issues additional preferred shares, the holders of such shares may be entitled to receive dividends and distributions prior to their receipt by the holders of Foster Wheeler Ltd. common shares. Thus, holders of common shares could realize less than the amount of dividends and/or distributions to which they would otherwise be entitled had the new preferred shares not be issued.

Risk Factors Relating to Our Business

Foster Wheeler Ltd. financial statements are prepared on a going concern basis, but we may not be able to continue as a going concern.

The consolidated financial statements of Foster Wheeler Ltd., incorporated by reference into this reoffer prospectus for the fiscal year ended December 31, 2004 and the nine months ended September 30, 2005, are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We may not, however, be able to continue as a going concern. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, our ability to operate profitably, to generate cash flows from operations, to collect receivables adequate to fund our obligations, including those resulting from asbestos-related liabilities, as well as our ability to maintain credit facilities and bonding capacity adequate to conduct our business. We incurred significant losses in each of the years in the three-year period ended December 31, 2004 and have a shareholders’ deficit of approximately $375.0 million as of September 30, 2005. Although we entered into a new credit facility in March 2005, we may not be able to comply with the terms of the new senior credit agreement and other debt agreements during 2005 or thereafter. These matters raise substantial doubt about our ability to continue as a going concern.

Our domestic operating entities do not generate sufficient cash flow to cover the costs related to our indebtedness, obligations to fund U.S. pension plans, asbestos-related liabilities and corporate overhead expenses. Consequently, we require cash repatriations from our non-U.S. subsidiaries in the normal course of our operations to meet our domestic cash needs and our ability to repatriate funds from our non-U.S. subsidiaries is limited by a number of factors. Accordingly, we are limited in our ability to use these funds for working capital purposes, to repay debt or to satisfy other obligations, which could limit our ability to continue as a going concern.

As of September 30, 2005, after giving effect to the 2011 senior notes exchange offer completed on November 10, 2005, we had aggregate indebtedness of approximately $335.9 million, substantially all of which must be serviced from distributions from our operating subsidiaries and/or from the proceeds of financings. In addition, as of September 30, 2005, we had approximately $474.6 million of undrawn letters of credit, bank guarantees and surety bonds issued and outstanding, approximately $19.2 million of which were cash collateralized. As of September 30, 2005, we had cash, cash equivalents, short-term investments and restricted cash of approximately $342.1 million, of which approximately $302.1 million was held by our non-U.S. subsidiaries. Our current 2005 forecast assumes total cash repatriation from our non-U.S. subsidiaries of approximately $119.4 million from royalties, management fees, intercompany loans, debt service on intercompany loans and/or dividends. There can be no assurance that the forecasted foreign cash repatriation will occur as our non-U.S. subsidiaries need to keep certain amounts available for working capital purposes, to pay known liabilities, and for other general corporate purposes. Such amounts exceed, and are not directly comparable to, the foreign component of restricted cash. In addition, certain of our non-U.S. subsidiaries are parties to loan, bank guarantee, and other agreements with covenants, and are subject to statutory requirements in their jurisdictions of organization that restrict the amount of funds that such subsidiaries may distribute. The repatriation of funds may also subject those funds to taxation. As a result of these factors, we may not be able to repatriate and utilize funds held by our non-U.S. subsidiaries in the amount forecasted above.

If we have another material weakness in our internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected.

In connection with the preparation of our 2004 year-end financial statements, we detected a reporting deficiency in the measurement and tracking processes during the fourth quarter of 2004 at of one of European Power’s lump-sum turnkey projects. The project was nearing completion during the fourth quarter and the worse than expected project performance compressed the time available to meet the scheduled completion dates. In an attempt to meet the completion dates, our construction site personnel entered into additional commitments beyond the planned commitments for the project, and did not adequately communicate these updated commitments on a timely basis back to our home office personnel, who were responsible for tracking actual and estimated costs of the project and the details of updated commitments being made in the field. Moreover, one of the two lead managers of the project responsible for monitoring the commitments made at the project site and relaying this information back to the home office, became ill and was absent during November and December of 2004. As a result, the project’s management did not have adequate control of outstanding commitments to third-party subcontractors and vendors during the fourth quarter of 2004, and therefore we could not adequately track the ongoing financial results of the project until after the quarter had ended.

As stated under the section entitled Management’s Report on Internal Control over Financial Reporting included within our Annual Report on Form 10-K/A for the year ended December 31, 2004 and incorporated by reference in this reoffer prospectus, we concluded that the control deficiency in reporting at the project represented a ‘‘material weakness’’ in our internal control over financial reporting as of December 31, 2004. We believe that the failure to adequately control outstanding commitments to third-party subcontractors and vendors on this project was the result of a deficiency in the project’s measurement processes that arose when the volume of activity increased substantially in the fourth quarter of 2004 combined with the absence of a member of the project’s key oversight personnel. Additionally, we noted that there was no compensating control that detected this deficiency on a timely basis. Because of the overall magnitude of this project, this resulted in a deficiency in our internal control over financial reporting. These controls and procedures are designed to ensure that outstanding commitments are known, quantified and communicated to the appropriate project personnel responsible for estimating the project’s financial results.

The control deficiency was detected in the first quarter of 2005. At that time, we immediately implemented a detailed review of all costs incurred to date plus the estimate of costs to complete. Additional project management personnel were assigned to the project from the E&C Group as these operating units have more experience working on lump-sum turnkey projects, and specialists in negotiating subcontractor settlements were added to the project team. We had previously announced that our Global Power Group’s European operating unit will no longer undertake lump-sum turnkey projects for full power plants without the involvement of one of our E&C operating companies or a qualified third party partner, and there is no evidence that any similar problems managing third party commitments exist on other projects.

We assigned the highest priority to the assessment and remediation of this material weakness and worked together with the audit committee of the board of directors to resolve the issue. Since year end 2004, a new project director was appointed, additional technical personnel from our E&C U.K. business unit were assigned to the job site, the lead manager noted above returned to the project, systems tracking costs versus purchase order commitments were enhanced, procedures were implemented to improve the timeliness and accuracy of information flowing from the job site to the appropriate personnel in our Global Power Group’s European headquarters, the Chief Operating Officer of Global Power Group has assumed overall responsibility for the project, a new chief executive for the Global Power Group’s European operating unit has been appointed, Global Power’s Executive Vice President of Business Compliance began leading the effort to ensure the project’s cost control activities are adequate, and additional purchasing and cost control personnel were transferred to the Global Power’s Finland business unit responsible for the project.

We believe that our consolidated financial statements contained in our 2004 Annual Report on Form 10-K/A and third quarter 2005 Quarterly Report on Form 10-Q contain our best estimate of the project’s final estimated costs and that the appropriate compensating controls had been implemented at the particular site to ensure commitment information is adequately controlled and communicated on a timely basis. However, if we have another material weakness in our internal control over financial reporting in the future, it could adversely impact our ability to report our financial results in a timely and accurate manner.

Our international operations involve risks that may limit or disrupt operations, limit repatriation of earnings, increase foreign taxation or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flow.

We have substantial international operations that are conducted through foreign and domestic subsidiaries, as well as through agreements with foreign joint-venture partners. Our international operations accounted for approximately 80% of our fiscal year 2004 operating revenues and substantially all of our operating cash flow. We have international operations in Europe, the Middle East, Asia and South America. Our foreign operations are subject to risks that could materially adversely affect our business, financial condition, results of operations and cash flow, including:

•	uncertain political, legal and economic environments;

•	potential incompatibility with foreign joint venture partners;

•	foreign currency controls and fluctuations;

•	energy prices;

•	terrorist attacks;

•	the imposition of additional governmental controls and regulations;

•	war and civil disturbances; and

•	labor problems.

Because of these risks, our international operations may be limited, or disrupted; we may be restricted in moving funds; we may lose contract rights; our foreign taxation may be increased; or we may be limited in repatriating earnings. In addition, in some cases, applicable law and joint venture or other agreements may provide that each joint venture partner is jointly and severally liable for all liabilities of the venture. These events and liabilities could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our high levels of debt and significant interest payment obligations could limit the funds we have available for working capital, capital expenditures, dividend payments, acquisitions and other business purposes, which could adversely impact our business.

As of September 30, 2005, after giving effect to the 2011 senior notes exchange offer completed on November 10, 2005, Foster Wheeler Ltd.’s total consolidated debt amounted to approximately $335.9 million. We may not have sufficient funds available to pay all of this long term debt upon maturity.

Over the last five years, we have been required to allocate a significant portion of our cash flow to pay interest on debt. After paying interest on debt, we have fewer funds available for working capital, capital expenditures, acquisitions and other business purposes. This could limit our ability to respond to changing market conditions, limit our ability to expand through acquisitions, increase our vulnerability to adverse economic and industry conditions and place us at a competitive disadvantage compared to our competitors that have less indebtedness. Our 2005 estimated cash requirements for interest and principal debt service is approximately $81.1 million.

Our various debt agreements impose significant financial restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions, which could materially adversely affect our business, financial condition, results of operations and cash flow.

Our various debt agreements impose significant financial restrictions on us. These restrictions limit our ability to incur indebtedness, pay dividends or make other distributions, make investments and sell assets. Failure to comply with these covenants may allow lenders to elect to accelerate the repayment dates with respect to such debt. We would not be able to repay such indebtedness if accelerated and as a consequence may be unable to continue operating as a going concern. Our failure to repay such amounts under our new senior credit agreement and our other debt obligations would have a material adverse effect on our business, financial condition, results of operations and cash flow and result in defaults under the terms of our other indebtedness.

One of our subsidiaries is a party to a contract to construct a nuclear storage facility for a U.S. government agency that would require us to fund or obtain third-party project financing in excess of $100 million and the posting of a performance bond in excess of $100 million if the contract is not restructured or terminated. The inability to restructure or terminate the contract would have a material adverse impact on our financial condition, results of operations and cash flow.

One of our subsidiaries is a party to a contract to construct a spent nuclear storage facility for a U.S. government agency that will require us to fund or obtain third-party project financing for the full construction price of approximately $114 million, subject to escalation, and a performance bond for the full construction price, if the contract is not restructured or terminated. We have completed the first phase of this contract and are currently completing the second phase. We requested clarification of certain technical specifications and detailed guidance from the government agency regarding government agency-directed changes to the project scope. The government agency failed to provide such clarification and guidance but nevertheless directed Foster Wheeler to proceed with the third phase of the contract in late July 2005. The third phase includes both the procurement of long-lead time items and construction, and is expected to last approximately three years. The contract requires us to fund the construction cost of the project during the third phase, which cost is estimated to be approximately $114 million, subject to escalation. The contract also requires us to provide a performance bond for the full amount of the construction cost. We have engaged in discussions with the government agency, and expect to engage in further discussions, about restructuring and termination alternatives. If we cannot successfully restructure the contract, and cannot fund or obtain third-party financing or the required performance bond, it is unlikely that we will be able to perform our construction obligations under the contract. If we fail to perform our obligations under the contract, and as a result the government agency terminates the contract, and thereafter the government agency re-bids the contract under substantially the same terms and the resulting cost is greater than it would have been under the existing terms with Foster Wheeler, the government agency may seek to hold us liable for this difference. This could result in a claim against Foster Wheeler in amounts that could have a material adverse effect on our financial condition, results of operations and cash flow. Given the foregoing, we do not believe that a claim is probable. Further, we believe that we would have a variety of potential legal defenses should the government agency decide to make a claim, and we presently are unable to estimate the possible loss that could occur as a result of any such claim.

We face limitations on our ability to obtain new letters of credit, bank guarantees and performance bonds from banks and surety on the same terms as we have historically. If we were unable to obtain letters of credit, bank guarantees, or performance bonds on reasonable terms, our business, financial condition, results of operations and cash flow would be materially adversely affected.

It is customary in the industries in which we operate to provide letters of credit, bank guarantees or performance bonds in favor of clients to secure obligations under contracts.

We may not be able to continue obtaining new letters of credit, bank guarantees, and performance bonds in sufficient quantities to match our business requirements. If our financial condition further deteriorates, we may also be required to provide cash collateral or other security to maintain existing letters of credit, bank guarantees and performance bonds. If this occurs, our ability to perform under existing contracts may be adversely affected.

Our current and future lump-sum or fixed-price contracts and other shared risk contracts may result in significant losses if costs are greater than anticipated.

Many of our contracts are lump-sum contracts and other shared-risk contracts that are inherently risky because we agree to the selling price of the project at the time we enter the contracts. The selling price is based on estimates of the ultimate cost of the contract and we assume substantially all of the risks associated with completing the project, as well as the post-completion warranty obligations. In 2004, 2003 and 2002, we recorded charges of approximately $42.2 million, $30.8 million and $216.7 million, respectively, relating to underestimated costs on lump-sum contracts.

We assume the project’s technical risk, meaning that we must tailor products and systems to satisfy the technical requirements of a project even though, at the time the project is awarded, we may not have previously produced such a product or system. We also assume the risks related to revenue, cost and gross profit realized on such contracts which can vary, sometimes substantially, from the original projections due to changes in a variety of other factors, including but not limited to:

•	unanticipated technical problems with the equipment being supplied or developed by us, which may require that we spend our own money to remedy the problem;

•	changes in the costs of components, materials or labor;

•	difficulties in obtaining required governmental permits or approvals;

•	changes in local laws and regulations;

•	changes in local labor conditions;

•	project modifications creating unanticipated costs;

•	delays caused by local weather conditions; and

•	our suppliers’ or subcontractors’ failure to perform.

These risks are exacerbated as most projects are long-term which result in increased risk that the circumstances upon which we based our original bid will change in a manner that increases our costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events. Long-term, fixed-price projects often make us subject to penalties if portions of the project are not completed in accordance with agreed-upon time limits. Therefore, significant losses can result from performing large, long-term projects on a lump-sum basis. These losses may be material and could negatively impact our business, financial condition, results of operations and cash flow.

We also perform government contracts containing fixed labor rates that are subject to audit by governmental agencies. These audits can occur several years after completion of the project and could result in claims for reimbursement from us. These reimbursement amounts could be materially different than estimated which could have a negative impact on our results of operations and cash flow.

We plan to expand the operations of our E&C Group, which could negatively impact the Group’s performance and bonding capacity.

We plan to expand the operations of our E&C Group, which may increase the size and number of lump-sum turnkey contracts, sometimes in countries where we have limited previous experience.

We may bid for and enter into such contracts through partnerships or joint ventures with third parties that have greater bonding capacity than we do. This would increase our ability to bid for the contracts. Entering into these partnerships or joint ventures will expose us to credit and performance risks of those third-party partners, which could have a negative impact on our business and our results of operations if these parties fail to perform under the arrangements.

We have high working capital requirements in the near term and we may have difficulty obtaining financing which could have a negative impact on our business, financial condition, results of operations and cash flow.

Our business requires a significant amount of working capital and our U.S. operations do not generate sufficient cash flow to cover the costs related to our indebtedness, obligations to fund U.S. pension plans, asbestos-related liabilities and corporate overhead expenses. In some cases, significant amounts of working capital are required to finance the purchase of materials and performance of engineering, construction and other work on projects before payment is received from customers. In some cases, we are contractually obligated to our customers to fund working capital on our projects. Moreover, we may need to incur additional indebtedness in the future to satisfy our working capital needs. As a result, we are subject to risks associated with debt financing, including insufficient cash flow to meet our required debt payments and the inability to meet our credit facility covenants.

Our working capital requirements may increase if we are required to give our customers more favorable payment terms under contracts in order to compete successfully for certain projects. These terms may include reduced advance payments from customers and payment schedules from customers that are less favorable to us. In addition, our working capital requirements have increased in recent years because we have had to advance funds to complete projects under lump-sum contracts and have been involved in lengthy arbitration or litigation proceedings to recover these amounts from our customers. All of these factors may result, or have resulted, in increases in the amount of contracts in process and receivables and short-term borrowings. Continued increases in working capital requirements would have a material adverse effect on our business, financial condition, results of operations and cash flow.

Projects included in our backlog may be delayed or cancelled which could materially harm our financial condition, results of operations and cash flow.

The dollar amount of backlog does not necessarily indicate future earnings related to the performance of that work. Backlog refers to expected future revenues under signed contracts, contracts awarded but not finalized and legally binding letters of intent which we have determined are likely to be performed. Backlog projects represent only business that is considered firm, although cancellations or scope adjustments may occur. Most contracts require our clients to pay for work performed to the point of contract cancellation. Due to changes in project scope and schedule, we cannot predict with certainty when or if backlog will be performed. In addition, even where a project proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed to us. Any delay, cancellation or payment default could materially harm our financial condition, results of operations and cash flow.

Backlog as of September 30, 2005 increased 50% as compared to year-end 2004. However, backlog may decline in the future.

The cost of our current and future asbestos claims in the United States could be substantially higher than we have estimated and the timing of payment of claims could be sooner than we have estimated, which could materially adversely affect our financial condition, results of operations and cash flow.

Some of our subsidiaries are named as defendants in numerous lawsuits and out-of-court administrative claims pending in the United States in which the plaintiffs claim damages for bodily injury or death arising from exposure to asbestos in connection with work performed or heat exchange devices assembled, installed and/or sold by our subsidiaries. We expect these subsidiaries to be named as defendants in similar suits and claims brought in the future. For purposes of our financial statements, we have estimated the indemnity payments and defense costs to be incurred in resolving pending and forecasted domestic claims through year-end 2019. Although we believe our estimates are reasonable, the actual number of future claims brought against us and the cost of resolving these claims could be substantially higher than our estimates. Some of the factors that may result in the costs of these claims being higher than our current estimates include:

•	the rate at which new claims are filed;

•	the number of new claimants;

•	changes in the mix of diseases alleged to be suffered by the claimants, such as type of cancer, asbestosis or other illness;

•	increases in legal fees or other defense costs associated with these claims;

•	increases in indemnity payments as a result of more expensive medical treatments for asbestos-related diseases;

•	indemnity payments being required to be made sooner than expected;

•
bankruptcies of other asbestos defendants, causing a reduction in the number of available solvent defendants and thereby increasing the number of claims and the size of demands against our subsidiaries;

•	adverse jury verdicts requiring us to pay damages in amounts greater than we expect to pay in settlement;

•	changes in legislative or judicial standards which make successful defense of claims against our subsidiaries more difficult; or

•	enactment of legislation requiring us to contribute amounts to a national settlement trust in excess of our expected net liability, after insurance, in the tort system.

The total liability recorded on our balance sheet is based on estimated indemnity payments and defense costs expected to be incurred through year-end 2019. We believe that it is likely that there will be new claims filed after 2019, but in light of uncertainties inherent in long-term forecasts, we do not believe that we can reasonably estimate the indemnity payments and defense costs which might be incurred after 2019. Our forecast contemplates that new claims requiring indemnity will decline from year to year. Failure of future claims to decline as we expect will result in our aggregate liability for asbestos claims being higher than estimated.

The number and type of claims received and the average cost to settle claims can vary from quarter to quarter and sometimes by substantial amounts. In the first nine months of 2005, the number of claims received (including the number of mesothelioma claims) and the average cost to settle claims exceeded our forecast prepared at year-end 2004 to estimate the asbestos liability by a material amount. Although our forecast contemplates that new claims requiring indemnity will decline from year-to-year, we do not believe that nine months of data is sufficient evidence to currently necessitate a change in the underlying assumptions used to estimate the asbestos liability. However, we intend to review the assumptions used to estimate our asbestos liability at year-end 2005 and compare actual experience to projected results. Changes to the underlying estimates may be required at that time and may result in a modification of the asbestos liability and associated asset.

Our forecast is based on a regression model, which employs the statistical analysis of our historical claims data to generate a trend line for future claims and in part on an analysis of future disease incidence. Although we believe this forecast method is reasonable, other forecast methods that attempt to estimate the population of living persons who could claim they were exposed to asbestos at worksites where our subsidiaries performed work or sold equipment, could also be used and might project higher numbers of future claims than our forecast.

All of these factors could cause the actual claims, indemnity payments and defense costs to exceed our estimates. We periodically update our forecasts (and intend to do so at year-end 2005) to take into consideration recent claims experience and other developments, such as legislation, that may affect our estimates of future asbestos-related costs. The announcement of increases to asbestos reserves as a result of revised forecasts, adverse jury verdicts or other negative developments involving asbestos litigation may cause the value or trading prices of our securities to decrease significantly. These negative developments could also cause us to default under covenants in our indebtedness or cause our credit ratings to be downgraded, restrict our access to the capital markets or otherwise have a material adverse effect on our financial condition, results of operations and cash flow.

The number of asbestos-related claims received by our subsidiaries in the United Kingdom has recently increased. These claims are covered by insurance policies and proceeds from the policies are paid directly to the plaintiffs. The timing and amount of asbestos claims which may be made in the future, the financial solvency of the insurers, and the amount which may be paid to resolve the claims, are uncertain. The insurance carriers’ failure to make payments due under the policies could have a material adverse effect on our financial condition, results of operations and cash flow.

Some of our subsidiaries in the U.K. have received claims alleging personal injury arising from exposure to asbestos in connection with work performed and heat exchange devices assembled, installed and/or sold by our subsidiaries. The total number of claims received to date in the U.K. is 699 of which 276 remain open at September 30, 2005. We expect these subsidiaries to be named as defendants in similar suits and claims brought in the future. We have recorded an estimated liability to resolve pending and future forecasted claims through year-end 2019 of approximately $40.0 million as of September 30, 2005 and a corresponding asset for probable insurance recoveries in the same amount. To date, insurance policies have provided coverage for substantially all of the costs incurred in connection with resolving asbestos claims in the U.K. Our ability to continue to recover under these insurance policies is dependant upon, among other things, the timing and amount of asbestos claims which may be made in the future, the financial solvency of our insurers, and the amount which may be paid to resolve the claims. These factors could materially limit insurance recoveries, which could have a material adverse effect on our financial condition, results of operations and cash flows.

The amount and timing of insurance recoveries of our asbestos-related costs in the United States is uncertain. The failure to obtain insurance recoveries would cause a material adverse effect on our financial condition, results of operations and cash flow.

We believe that a significant portion of our subsidiaries’ liability and defense costs for asbestos claims will be covered by insurance. Our balance sheet as of September 30, 2005, includes as an asset an aggregate of approximately $323.3 million in actual and probable insurance recoveries relating to a liability for pending and expected future asbestos claims through year-end 2019, of which approximately $24.0 million is recorded in accounts and notes receivable and approximately $299.3 million is recorded as asbestos-related insurance recovery receivable on the condensed consolidated balance sheet. The amount recorded in current assets within accounts and notes receivable reflects amounts due under executed settlement agreements with insurers and does not include any estimate for future settlements. The amount recorded as asbestos-related insurance recovery receivable includes an estimate of recoveries from insurers, based upon assumptions relating to cost allocation and resolution of pending legal proceedings with certain insurers, as well as recoveries under settlements with other insurers. Under an interim funding agreement in place with a number of our insurers from 1993 through June 12, 2001 covering claims against certain of our subsidiaries asserted prior to June 13, 2001, insurers paid a substantial portion of our costs incurred prior to 2002, and a smaller portion of the costs incurred in connection with resolving asbestos claims during 2002 and 2003. The interim funding agreement was terminated in 2003. On February 13, 2001, litigation was commenced against certain of our subsidiaries by certain insurers that were parties to the interim funding agreement seeking to recover from other insurers amounts previously paid by them under the interim funding agreement and to adjudicate their rights and responsibilities under our subsidiaries’ insurance policies. As of September 30, 2005, approximately $165.2 million of our asbestos insurance asset was contested by our subsidiaries’ insurers in this litigation. As a result of the termination of the interim funding agreement, we have had to cover a substantial portion of our settlement payments and defense costs out of our working capital.

After the termination of the interim funding agreement, our subsidiaries entered into several settlement agreements calling for insurers to make lump-sum payments, as well as payments over time, for use by our subsidiaries to fund asbestos-related indemnity and defense costs and, in certain cases, for reimbursement for portions of out-of-pocket costs previously incurred. We intend to continue to attempt to negotiate additional settlements where achievable on a reasonable basis in order to minimize the amount of future costs that we would be required to fund out of our working capital. If we cannot achieve settlements in amounts necessary to cover our future costs, we will continue to fund a portion of future costs out of pocket, which will reduce our cash flow and our working capital and will adversely affect our liquidity.

Although we continue to believe that our insurers eventually will reimburse our subsidiaries for a significant portion of their prior and future asbestos-related liability and defense costs, their ability ultimately to recover a substantial portion of asbestos-related costs from insurance is dependent on successful resolution of outstanding coverage issues and the insurance litigation described above related to their insurance policies. These issues include:

•	disputes regarding allocations of liabilities among our subsidiaries and the insurers;

•	the effect of deductibles and policy limits on available insurance coverage; and

•	the characterization of asbestos claims brought against our subsidiaries as product related or non-product related.

An adverse outcome in pending insurance litigation on coverage issues could materially limit our insurance recoveries. In this regard, on January 10, 2005, a New York state trial court entered an order finding that New York, rather than New Jersey, law applies in the litigation described above regarding the allocation of liability for asbestos-related personal injury claims among the Foster Wheeler entities and their various insurers. Prior to the New York order, we had calculated estimated insurance recoveries applying New Jersey law. The application of New York, rather than New Jersey, law would result in our subsidiaries realizing lower insurance recoveries. Thus, as a result of this decision and other factors, we estimated our insurance asset assuming application of New York law and we recorded a charge to earnings in the fourth quarter of 2004 of approximately $76.0 million and reduced the year-end 2004 carrying value of our probable insurance recoveries by a similar amount. Unless this decision is reversed, we expect that we will be required to fund a portion of our asbestos liabilities from our own cash. The amount and timing of these funding requirements will be dependent upon, among other things, litigated or negotiated resolution of the various disputes with our insurers with whom we have not yet settled. On February 16, 2005, our subsidiaries filed separate motions seeking (i) the re-argument of this decision and (ii) an appeal of this decision to a higher court. On May 19, 2005, our motion seeking re-argument was denied. Our appeal is currently pending, but there can be no assurances as to the timing or the outcome.

In addition, even if these coverage issues are resolved in a manner favorable to us, we may not be able to collect all of the amounts due under our insurance policies. Our recoveries will be limited by insolvencies among our insurers. We have not assumed recovery in the estimate of our asbestos insurance recovery asset from two of our significant insurers, which are currently insolvent. Other insurers may become insolvent in the future and our insurers may also fail to reimburse amounts owed to us on a timely basis. If we do not receive timely payment from our insurers, we may be unable to make required payments under settlement agreements with asbestos plaintiffs or to fund amounts required to be posted with the court in order to appeal trial judgments. If we are unable to file such appeals, our subsidiaries may be ordered to pay large damage awards arising from adverse jury verdicts, and such awards may exceed their available cash. Any failure to realize expected insurance recoveries, and any delays in receiving from our insurers amounts owed to our subsidiaries, will reduce our cash flow and adversely affect our liquidity and could have a material adverse effect on our financial condition.

The pending coverage litigation and negotiations with our insurers is continuing. We funded approximately $2.0 million of asbestos liabilities from our cash flow during the third quarter of 2005. We continue to project that, net of payments from our insurers and except as set forth below, we will not be required to further fund any asbestos liabilities from our own cash flow before 2010, although we may be required to fund a portion of such liabilities from our own cash thereafter. However, this forecast assumes that we will be able to resolve the insurance coverage litigation described above with respect to the remaining insurers in a timely fashion. While we expect to continue settlement discussions with such insurers during 2005 and 2006, we may determine that the appropriate course of action is to fund a portion of our asbestos liabilities during 2005 and 2006 while the coverage litigation and settlement discussions continue. If we elect this course of action, we may spend from our cash flow up to approximately $10.0 million in the fourth quarter of 2005 and up to approximately $51.0 million in the first three quarters of 2006; such amounts have been considered in our liquidity forecast.

Proposed national asbestos trust fund legislation could require us to pay amounts in excess of current estimates of our net asbestos liability, which would adversely affect our financial condition, results of operations and cash flow.

Although no specific federal legislation has been formally passed in the United States Congress, a possibility exists that a bill entitled Fairness in Asbestos Injury Resolution Act of 2005, which has been introduced in both houses of Congress in Washington D.C., may be enacted. Because we have been named as a defendant in a significant number of asbestos-related bodily injury claims we would be a “defendant participant” in a proposed national trust fund should such enabling legislation become law. If this proposed legislation is enacted into law in its current form, substantially all current and future asbestos claims will be removed from the tort system and claimants’ exclusive remedy will be payment from a national trust fund. We, as a defendant participant in the fund, would be required to make annual contributions to this fund for a period of up to 30 years. While the exact amount that we may be required to pay over this period of time is unknown, under the form of the bill reported by the Senate Judiciary Committee the amount would be at least $19.25 million per year for 30 years, none of which is covered by insurance. This amount materially exceeds costs that we expect to incur, net of insurance, to defend and resolve claims in the tort system. This proposed legislation, should it become law in its present form, would adversely impact our domestic liquidity and our results of operations for a thirty-year period.

Failure by us to recover adequately on claims made against project owners, or failure by us to successfully defend against claims made against us by project owners or by our project subcontractors, could have a material adverse effect upon our financial condition, results of operations and cash flow.

In the ordinary course of business, claims involving project owners and subcontractors are brought by and against us in connection with our project contracts. These claims include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the initial scope of work. They also include back charges for defective or incomplete work, breaches of warranty and/or late completion of the project work. The claims and back charges can involve actual damages, as well as contractually agreed upon liquidated sums. These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings. We have used significant additional working capital in projects with cost overruns pending the resolution of our claims against project owners. Amounts ultimately realized on project claims by us could differ materially from the balances included in our financial statements, resulting in a charge against earnings to the extent profit has already been accrued on a project contract. Additionally, if we were found to be liable on any of the project claims against us, we would have to incur a write-down or charge against earnings, to the extent a reserve had not been established for the matter in our accounts. Such charges and write-downs could have a material adverse impact on our financial condition, results of operations and cash flow.

Because operations are concentrated in four particular industries, we may be adversely impacted by economic or other developments in these industries.

We derive a significant amount of revenues from services provided to corporations that are concentrated in four industries: power, oil and gas, chemical/petrochemical and pharmaceuticals. Unfavorable economic or other developments in one or more of these industries could adversely affect our clients and could have a material adverse effect on our financial condition, results of operations and cash flow.

Our failure to successfully manage geographically-diverse operations could impair our ability to react quickly to changing business and market conditions and comply with industry standards and procedures.

We operate in more than 55 countries around the world, with approximately 5,400, or 81%, of our employees located outside of the United States. In order to manage our day-to-day operations, we must overcome cultural and language barriers and assimilate different business practices. In addition, we are required to create compensation programs, employment policies and other administrative programs that comply with the laws of multiple countries. Failure to successfully manage geographically-diverse operations could impair our ability to react quickly to changing business and market conditions and comply with industry standards and procedures.

We may lose business to competitors who have greater financial resources.

We are engaged in highly competitive businesses in which customer contracts are often awarded through bidding processes based on price and the acceptance of certain risks. We compete with other general and specialty contractors, both foreign and domestic, including large international contractors and small local contractors. Some competitors have greater financial and other resources than we do and may have significantly more favorable leverage ratios. Because financial strength is a factor in deciding whether to grant a contract, our competitors’ more favorable leverage ratios give them a competitive advantage and could prevent us from obtaining contracts for which we have bid.

A failure by us to attract and retain qualified personnel, joint venture partners, advisors and subcontractors could have an adverse effect on our business, financial condition, results of operations and cash flow.

Our ability to attract and retain qualified engineers and other professional personnel, as well as joint-venture partners, advisors and subcontractors, will be an important factor in determining our future success. The market for these professionals, joint-venture partners, advisors and subcontractors is competitive, and we may not be successful in efforts to attract and retain these professionals, joint-venture partners, advisors and subcontractors. In addition, success depends in part on our ability to attract and retain skilled laborers. Failure to attract or retain these workers could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are subject to various environmental laws and regulations in the countries in which we operate. If we fail to comply with these laws and regulations, we may have to incur significant costs and penalties that could adversely affect our financial condition, results of operations and cash flow.

Our operations are subject to U.S., European and other laws and regulations governing the generation, management, and use of regulated materials, the discharge of materials into the environment, the remediation of environmental contamination, or otherwise relating to environmental protection. These laws include U.S. federal statutes, such as the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, CERCLA, the Clean Water Act, the Clean Air Act and similar state and local laws, and European laws and regulations including those promulgated under the Integrated Pollution Prevention and Control Directive issued by the European Union in 1996, and the 1991 directive dealing with waste and hazardous waste and laws and regulations similar to those in other countries in which we operate. Both our E&C Group and Global Power Group make use of and produce as wastes or byproducts substances that are considered to be hazardous under the laws and regulations referred to above. We may be subject to liabilities for environmental contamination as an owner or operator of a facility or as a generator of hazardous substances without regard to negligence or fault, and we are subject to additional liabilities if we do not comply with applicable laws regulating such hazardous substances, and, in either case, such liabilities can be substantial.

We may be subject to significant costs, fines and penalties and/or compliance orders if we do not comply with environmental laws and regulations including those referred to above. Some environmental laws, including CERCLA, provide for joint and several strict liabilities for remediation of releases of hazardous substances, which could result in a liability for environmental damage without regard to negligence or fault. These laws and regulations and common laws principles could expose us to liability arising out of the conduct of current and past operations or conditions, including those associated with formerly owned or operated properties caused by us or others, or for acts by us or others which were in compliance with all applicable laws at the time the acts were performed. In some cases, we have assumed contractual indemnification obligations for environmental liabilities associated with some formerly owned properties. Additionally, we may be subject to claims alleging personal injury, property damage or natural resource damages as a result of alleged exposure to or contamination by hazardous substances. The ongoing costs of complying with existing environmental laws and regulations can be substantial. Changes in the environmental laws and regulations, remediation obligations, enforcement actions or claims for damages to persons, property, natural resources or the environment, could result in material costs and liabilities.

In February 1988, one of our subsidiaries, Foster Wheeler Energy Corporation, or FWEC, entered into a Consent Agreement and Order with the United States Environmental Protection Agency, or USEPA, and the Pennsylvania Department of Environmental Protection, or PADEP, regarding its former manufacturing facility in Mountain Top, Pennsylvania. The Order essentially required FWEC to investigate and remediate as necessary contaminants, including trichloroethylene, or TCE, in the soil and groundwater at the facility. Pursuant to the Order, FWEC installed in 1993 a “pump and treat” system to remove TCE from the groundwater. It is not possible at the present time to predict how long FWEC will be required to operate and maintain the system.

In September 2004, FWEC sampled the domestic water supply of approximately 16 residences in Mountain Top, and it received validated testing data regarding that sampling in October 2004. The residences are located approximately one mile to the southwest of the historic source of the TCE at the former FWEC facility, and FWEC believes the residences use private wells for domestic water. The results of this sampling indicated that TCE was present in the water at several of the residences at levels in excess of Safe Drinking Water Act standards. Since the initial round of testing in September 2004, FWEC has tested more wells. As of July 2005, the number of wells in the area containing TCE in excess of the standards is approximately 30. FWEC believes it has identified all affected residential wells.

Since approximately October 2004, FWEC, USEPA, and PADEP have been cooperating in a broad-ranging investigation that seeks to, among other things, identify the source(s) of the TCE in the residential wells. The investigation has involved, among other things, sampling of surface waters and “packer” sampling of groundwater monitoring wells. FWEC and the agencies have been reviewing and analyzing the results of the sampling and other data as it becomes available. Based in part upon the foregoing, the USEPA informally advised FWEC in April 2005 that USEPA considers FWEC to be a potentially responsible party, or PRP, with regard to the TCE in the residential wells.

Although FWEC believes there is not yet sufficient evidence to conclude that it is a PRP as to the TCE in the residential wells, FWEC has entered into a settlement agreement with USEPA whereby FWEC would arrange and pay for the provision of public water to the affected residences, which will involve the extension of a water main from one end of the affected area to the other end, along with the installation of laterals from the main to the affected residences. There is also a possibility that FWEC would incur further costs if it were required to conduct a more formal study to better define the affected area. Since October 2004, FWEC has been providing the potentially affected residences with temporary replacement water, and has arranged to have filters installed on the residences’ water system to remove the TCE. FWEC has also arranged to have the filters periodically tested and maintained. FWEC is incurring costs related to public outreach and communications in the affected area. Finally, FWEC may be required to pay the agencies’ costs in overseeing and responding to the situation. FWEC has accrued its best estimate of the cost of the foregoing.

Other costs to which FWEC could be exposed could include, among other things, other costs associated with supplying public water, its counsel and consulting fees, further agency oversight and/or response costs, potential costs and exposure related to the potential litigation described below, and other costs related to possible further investigation and/or remediation. At present, it is not possible to determine whether FWEC will be determined to be liable for some of the items described in this paragraph, nor is it possible to reliably estimate the liability associated with the items.

Most of the residents in the affected area have retained counsel, and thus counsel has notified FWEC that he intends to file a legal action against FWEC although no action has been filed to date in the near future. Although FWEC believes that it will likely have substantial defenses to any action that might be filed, it is not possible at present to determine whether FWEC will ultimately be determined to have any liability to the residents or to reliably estimate the extent of any such liability.

If one or more third parties are determined to be a source of the TCE, FWEC will evaluate its options regarding the recovery of the costs FWEC has incurred, which options could include seeking to recover those costs from those determined to be the source.

We rely on our information systems in our operations. Failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. We rely on our information systems to communicate and store customer and project information, to track new bookings and inventory, to procure materials and equipment for projects, to perform computerized design and engineering drawings, to perform project scheduling and cost tracking, to maintain Internet and extranet web sites, to maintain our proprietary research and development data and to effectively manage accounting and financial functions.

Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not always be adequate to properly prevent security breaches. Moreover, advances in computing capabilities or other developments may result in a compromise or breach of the technology used by us to protect our systems.

In February 2005, we experienced a security breach in our computer systems that service our North America operations. We are continuing an investigation into the breach, which investigation extends to, among other things, the extent and impact of the breach. At present, the findings of the investigation indicate that about ten percent of our North American servers were accessed and that information, including, but not limited to, proposal files, drawing files, financial information, business plans, and personal information relating to some employees and former employees, was copied. Although it does not appear that our primary financial information system was accessed, or that the integrity of our financial information was compromised, we cannot ensure that this is the case.

Upon identifying the unauthorized access, security measures were immediately taken to “lock out” the intruder and no further breaches have been identified. We have retained a third-party consultant to assist in the investigation and to assess and provide recommendations concerning our security technology. Beginning in April 2005, we sent notices to the affected employees and former employees informing them that certain of their personal information was obtained and providing credit and financial industry recommendations regarding potential identity theft. At present, we are not aware of any instances of identify theft arising from the February 2005 security breach incident.

This breach, as well as any future compromises of our security systems, could expose us to a risk of loss or litigation and possible liability, which could substantially harm our business and results of operations. Further, anyone who is able to circumvent our security measures could misappropriate proprietary or confidential information, as we believe occurred in the February 2005 breach, which could adversely affect our ability to effectively compete for new business or could cause interruptions in our operations. Because of the nature and magnitude of our projects, we may be the target of cyber terrorists or be the subject of industrial espionage. Although we maintain property and liability insurance, the insurance may not cover potential losses and/or claims of this type or may not be adequate to cover all related costs or liability that may be incurred. As a part of our ongoing efforts to protect our systems against future breaches, we have hired a full-time information technology security manager.

In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer. Our information systems are vulnerable to damage or interruption from:

•	earthquake, fire, flood and other natural disasters;

•	terrorist attacks;

•	computer virus attacks;

•	operator negligence;

•	power loss; and

•	computer systems, Internet, or data network failure.

Any significant interruption or failure of our information systems or any significant breach of security, including the one that occurred in February 2005, could adversely affect our business and results of operations.

We may lose market share to our competitors and be unable to operate our business profitably if our patents and other intellectual property rights do not adequately protect our proprietary products.

Our success depends significantly on our ability to protect our intellectual property rights to the technologies and know-how used in our proprietary products. We rely on patent protection, as well as a combination of trade secret, unfair competition and similar laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Although we have taken steps to protect our intellectual property and proprietary technology, there is no assurance that third parties will not be able to design around the patents. We also rely on unpatented proprietary technology. We cannot provide assurance that we can meaningfully protect all our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology. We seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part with confidentiality agreements and intellectual property assignment agreements with our employees, independent distributors and consultants. However, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that our competitors discover or independently develop such trade secrets or other proprietary information.

Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If we cannot adequately protect our intellectual property rights in these foreign countries, our competitors may be able to compete more directly with us, which could adversely affect our competitive position and business.

We also hold licenses from third parties that are necessary to utilize certain technologies used in the design and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing and selling these products, which could harm our business.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Our bye-laws contain provisions that could make it more difficult for a third-party to acquire us without the consent of our board of directors. These provisions provide for:

•
The board of directors to be divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause, by the affirmative vote of the holders of two-thirds of the issued shares generally entitled to vote. The board of directors does not have the power to remove directors. Vacancies on the board of directors may only be filled by the remaining directors. Each of these provisions can delay a shareholder from obtaining majority representation on the board of directors.

•
Any amendment to the bye-law limiting the removal of directors to be approved by the board of directors and the affirmative vote of the holders of three quarters of the issued shares entitled to vote at general meetings.

•
The board of directors to consist of not less than three nor more than 20 persons, the exact number to be set from time to time by a majority of the whole board of directors. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until a general meeting at which directors are to be appointed.

•
Restrictions on the time period in which directors may be nominated. A shareholder notice to nominate an individual for election as a director must be received not less than 120 calendar days in advance of Foster Wheeler Ltd.’s proxy statement released to shareholders in connection with the previous year’s annual meeting.

•
Restrictions on the time period in which shareholder proposals may be submitted. To be timely for inclusion in Foster Wheeler Ltd.’s proxy statement, a shareholder’s notice for a shareholder proposal must be received not less than 120 days prior to the first anniversary of the date on which Foster Wheeler Ltd. first mailed its proxy materials for the preceding year’s annual general meeting. To be timely for consideration at the annual meeting of shareholders, a shareholder’s notice must be received no less than 45 days prior to the first anniversary of the date on which Foster Wheeler Ltd. first mailed its proxy materials for the preceding year’s annual meeting.

•
The board of directors to determine the powers, preferences and rights of preference shares and to issue the preference shares without shareholder approval. The board of directors could authorize the issuance of preference shares with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of the common shares might believe to be in their best interests or in which holders might receive a premium for their shares over the then market price of the shares.

•
A general prohibition on “business combinations” between Foster Wheeler Ltd. and an “interested member.” Specifically, “business combinations” between an interested member and Foster Wheeler Ltd. are prohibited for a period of five years after the time the interested member acquires 20% or more of the outstanding voting shares, unless the business combination or the transaction resulting in the person becoming an interested member is approved by the board of directors prior to the date the interested member acquires 20% or more of the outstanding voting shares.

“Business combinations” is defined broadly to include amalgamations or consolidations with Foster Wheeler Ltd. or its subsidiaries, sales or other dispositions of assets having an aggregate value of 10% or more of the aggregate market value of the consolidated assets, aggregate market value of all outstanding shares, consolidated earning power or consolidated net income of Foster Wheeler Ltd., adoption of a plan or proposal for liquidation and most transactions that would increase the interested member’s proportionate share ownership in Foster Wheeler Ltd.

“Interested member” is defined as a person who, together with any affiliates and/or associates of that person, beneficially owns, directly or indirectly, 20% or more of the issued voting shares of Foster Wheeler Ltd.

•
Any matter submitted to the shareholders at a meeting called on the requisition of shareholders holding not less than one-tenth of the paid-up voting shares of Foster Wheeler Ltd. to be approved by the affirmative vote of all of the shares eligible to vote at such meeting.

These provisions could make it more difficult for a third-party to acquire us, even if the third-party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

FORWARD LOOKING STATEMENTS

This reoffer prospectus and the documents incorporated by reference herein contain forward looking statements that are based on management’s assumptions, expectations and projections about us and the various industries within which we operate. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward looking statements by their nature involve a degree of risk and uncertainty. We caution you that a variety of factors, including but not limited to the factors described above under the heading “Risk Factors” and the following, could cause our business conditions and results to differ materially from what is contained in forward looking statements:

•	changes in the rate of economic growth in the United States and other major international economies;

•	changes in investment by the power, oil & gas, pharmaceutical, chemical/petrochemical and environmental industries;

•	changes in the financial condition of our customers;

•	changes in regulatory environment;

•	changes in project design or schedules;

•	contract cancellations;

•	changes in estimates made by us of costs to complete projects;

•	changes in trade, monetary and fiscal policies worldwide;

•	currency fluctuations;

•	war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided;

•	outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure;

•	protection and validity of patents and other intellectual property rights;

•	increasing competition by foreign and domestic companies;

•	compliance with debt covenants;

•	recoverability of claims against customers and others; and

•	changes in estimates used in its critical accounting policies.

Other factors and assumptions not identified above were also involved in the formation of these forward looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward looking statements that may be made by us.

We undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures Foster Wheeler Ltd. makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the SEC.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common shares offered by the selling shareholder under this reoffer prospectus.

SELLING SHAREHOLDER

Pursuant to an Employment Agreement dated as of October 10, 2005 among the selling shareholder and us, we agreed to cause a Registration Statement on Form S-8 relating to the 17,417 of our common shares awarded to the selling shareholder as a material inducement to act as Foster Wheeler Ltd.’s Executive Vice President and General Counsel to be filed. This registration statement relates to resales of those common shares. The selling shareholder may resell all, a portion or none of the common shares from time to time as described under “Plan of Distribution.”

The following table sets forth as of November 18, 2005 the name of the selling shareholder, the number of common shares beneficially owned, the number of common shares registered by this reoffer prospectus and the amount of common shares to be owned after the sale of common shares assuming the sale of all of the common shares.

	Common Shares Beneficially Owned Prior to Offering(1)		Maximum Number of Common Shares Being Offered	Common Shares Beneficially Owned After Offering(1)
Name of Selling Shareholder	Number	Percentage of Class		Number	Percentage of Class
Peter J. Ganz	34,805	*	17,417	—	0%

* Indicates less than 1%.

(1)
The selling shareholder listed in the table has both voting and investment power over the applicable shares. The amounts and percentages of common stock beneficially owned prior to this offering have been calculated in accordance with applicable SEC regulations. These regulations require shares underlying stock options to be considered issued and outstanding (solely for purposes of calculating the relevant holder’s percentage) if they are issuable within 60 days of November 18, 2005. The percentages of beneficial ownership are based on an aggregate of 56,107,963 common shares issued and outstanding as of November 3, 2005.

PLAN OF DISTRIBUTION

Shares offered hereby may be sold from time to time directly by or on behalf of the selling shareholder in one or more transactions on any stock exchange or stock market on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The selling shareholder may sell the shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling shareholder and/or purchasers of the shares or both (which compensation as to a particular broker or dealer may be in excess of customary commissions).

In connection with such sales, the selling shareholder and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. Sales of shares must also be made by the selling shareholder in compliance with all other applicable state securities laws and regulations.

In addition to any shares sold hereunder, the selling shareholder may, at the same time, sell any shares of common stock, including the shares, owned by him in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this reoffer prospectus.

There can be no assurance that the selling shareholder will sell any or all of the shares offered hereby. In addition, there may be certain contractual restrictions in the ability of the selling shareholder to sell any or all of the shares.

We will pay all expenses of the registration of the shares and will not receive any proceeds from the sale of any shares by the selling shareholder.

We have notified the selling shareholder of the need to deliver a copy of this reoffer prospectus in connection with any sale of the shares.

LEGAL MATTERS

The validity of the common shares will be passed upon by special Bermuda counsel, Conyers Dill & Pearman.

EXPERTS

The consolidated financial statements of Foster Wheeler Ltd. as of December 31, 2004 and December 26, 2003 and for each of the three years in the period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2004 incorporated in this reoffer prospectus by reference to Foster Wheeler Ltd.’s annual report on Form 10-K/A for the year ended December 31, 2004 have been so incorporated in reliance on the reports (which contains explanatory paragraphs regarding Foster Wheeler Ltd.’s adoption of Statement of Financial Accounting Standards, or SFAS No. 142, “Goodwill and other Intangible Assets” as described in Note 2 to the consolidated financial statements, Foster Wheeler Ltd.’s restatement of its financial statements as described within the first paragraph of Note 2 to the consolidated financial statements, and for the substantial doubt about Foster Wheeler Ltd.’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Foster Wheeler Holdings Ltd. and Foster Wheeler LLC as of December 31, 2004 and December 26, 2003 and for each of the three years in the period ended December 31, 2004 incorporated in this reoffer prospectus by reference to Foster Wheeler Ltd.’s annual report on Form 10-K/A for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains explanatory paragraphs regarding Foster Wheeler Holdings Ltd.’s and Foster Wheeler LLC’s adoption of SFAS No. 142, as described in Note 3 to the consolidated financial statements, Foster Wheeler Holdings Ltd.’s and Foster Wheeler LLC’s restatement of its financial statements as described within the first paragraph of Note 3 to the consolidated financial statements, and for the substantial doubt about Foster Wheeler Holdings Ltd.’s and Foster Wheeler LLC’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of:

•	Foster Wheeler International Holdings, Inc. as of December 31, 2004 and December 26, 2003 and for each of the three years in the period ended December 31, 2004;

•	Foster Wheeler International Corporation as of December 31, 2004 and December 26, 2003 and for each of the three years in the period ended December 31, 2004;

•	Foster Wheeler Europe Limited as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004;

•	Financial Services S.a.r.l. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004;

•	FW Hungary Licensing Limited Liability Company as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004; and

•	FW Netherlands C.V. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004,

incorporated in this reoffer prospectus by reference to Foster Wheeler Ltd.’s annual report on Form 10-K/A for the year ended December 31, 2004 have been so incorporated in reliance on the reports (which each contain an explanatory paragraph regarding the substantial doubt about the ability of each entity to continue as a going concern as described in Note 2 to each of the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are incorporating by reference into this reoffer prospectus documents that we have filed with the SEC. The information incorporated by reference is considered to be a part of this reoffer prospectus, and later information that is filed with the SEC will update and supersede that information. We incorporate by reference the documents listed below and any documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this reoffer prospectus and before the expiration date, excluding any information furnished pursuant to Item 9 or Item 12 of any current report on Form 8-K:

•	Annual report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005, as amended by the Form 10-K/A filed on May 20, 2005.

•	Quarterly report on Form 10-Q for the quarter ended April 1, 2005 filed on May 11, 2005.

•	Quarterly report on Form 10-Q for the quarter ended July 1, 2005 filed on August 10, 2005.

•	Quarterly report on Form 10-Q for the quarter ended September 30, 2005 filed on November 9, 2005.

•	Proxy statement for the annual meeting of shareholders held on May 10, 2005, filed on April 5, 2005.

•
Current reports on Form 8-K filed on January 18, 2005, January 31, 2005, March 29, 2005, April 5, 2005, May 2, 2005, May 16, 2005, May 25, 2005, June 2, 2005, June 30, 2005, July 6, 2005, October 14, 2005, October 14, 2005, November 3, 2005, November 8, 2005, November 14, 2005 and November 16, 2005.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at:

Foster Wheeler Ltd.
Perryville Corporate Park
Clinton, New Jersey 08809-4000
Attn: Lisa Fries Gardner
Telephone: (908) 730-4000
Facsimile: (908) 730-5300

You should rely only on the information contained or incorporated by reference in this reoffer prospectus. We have not authorized anyone to provide you with different information. No person has been authorized to give any information or make any representations in connection with the common shares, other than the information and those representations contained or incorporated by reference in this reoffer prospectus. We are not making an offer of common shares in any state or jurisdiction where the offer is not permitted. You should not assume that the information provided by this reoffer prospectus or the documents incorporated by reference herein is accurate as of any date other than the date of such reoffer prospectus or incorporated documents, regardless of the date you receive them.

ENFORCEMENT OF CIVIL LIABILITIES

Foster Wheeler Ltd. is a Bermuda company. As a result, it may be difficult for you to effect service of process within the United States or to enforce judgments obtained against it in United States courts. Foster Wheeler Ltd. has irrevocably agreed that it may be served process with respect to actions based on offers and sales of securities made in the United States by having Foster Wheeler LLC, Perryville Corporate Park, Clinton, New Jersey 08809-4000, be the United States agent appointed for that purpose.

Foster Wheeler Ltd. has been advised by Bermuda special counsel that a judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Bermuda. It has also been advised that a final and conclusive judgment obtained in a court in the United States under which a sum of money is payable as compensatory damages may be the subject of an action in the Supreme Court of Bermuda under the common law doctrine of obligation. Such an action should be successful upon proof that the sum of money is due and payable, and without having to prove the facts supporting the underlying judgment, as long as:

(1)	the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in Bermuda; and

(2)	the judgment is not contrary to public policy in Bermuda, was not obtained by fraud or in proceedings contrary to natural justice of Bermuda and is not based on an error in Bermuda law.

A Bermuda court may impose civil liability on Foster Wheeler Ltd., or its directors or officers in a suit brought in the Supreme Court of Bermuda against it or such persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding such violation would constitute or give rise to a cause of action under Bermuda law.

No person has been authorized to give any information or to make any representations other than those contained in this reoffer prospectus, and, if given or made, such information and representations must not be relied upon as having been authorized. This reoffer prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this reoffer prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Foster Wheeler since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

FOSTER WHEELER LTD.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference.

The SEC allows us to “incorporate by reference” certain information that we file, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered part of this reoffer prospectus and information that we file later with the SEC automatically will update and supersede such information.

We have filed the following documents with the SEC. They are incorporated by reference into this reoffer prospectus according to their respective dates.

1.	Our Annual Report on Form 10-K for the year ended December 31, 2004, as amended;

2.	Our Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005, July 1, 2005 and September 30, 2005 as they may be amended;

3.
The description of our common shares contained in our Registration Statement on Form 8-A dated May 31, 2005, which incorporates the description by reference to our Current Report on Form 8-K filed on April 12, 2002, including any amendment or report filed for the purpose of updating such description; and

4.
Our Current Reports on Form 8-K filed on January 18, 2005, January 31, 2005, March 29, 2005, April 5, 2005, May 2, 2005, May 16, 2005, May 25, 2005, June 2, 2005, June 30, 2005, July 6, 2005, October 14, 2005, October 14, 2005, November 3, 2005, November 8, 2005, November 14, 2005 and November 16, 2005.

In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement and before the filing of a post-effective amendment to this Registration Statement that indicate that all securities offered hereunder have been sold or that deregister all securities then remaining unsold are deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of the filing of such documents.

You may request a copy of these filings (including exhibits that we have incorporated by reference) as well as any other filings we are required to deliver pursuant to Rule 428(b) of the Securities Act, at no cost, by writing or telephoning our executive offices at the following address:

Foster Wheeler Ltd.
Perryville Corporate Park
Clinton, New Jersey 08809-4000
(908) 730-4000

We will deliver copies of all reports, proxy statements and other communications distributed to our stockholders generally to participants in the plan who do not otherwise receive such materials no later than the time such materials are sent to stockholders.

Item 4. Description of Securities.

Inapplicable.

Item 5. Interests of Named Experts and Counsel.

Certain partners of Conyers Dill & Pearman and/or certain employees of Codan Services Limited, an affiliate of Conyers Dill & Pearman, serve as officers of Foster Wheeler Ltd. and as officers and/or directors of its subsidiaries incorporated in Bermuda, from time to time.

Item 6. Indemnification of Directors and Officers.

Foster Wheeler Ltd. is a Bermuda company. Section 98 of the Companies Act of 1981 of Bermuda (the “Act”) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law otherwise would be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company (although Foster Wheeler Ltd. has not agreed to indemnify its auditors even though permitted by Bermuda law). Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Act.

Foster Wheeler Ltd. has adopted provisions in its bye-laws that provide that it shall indemnify its respective officers and directors in respect of their actions and omissions, except in respect of their fraud, dishonesty or willful misconduct, and it maintains liability insurance covering its directors and officers and those of its subsidiaries. Our bye-laws provide that our shareholders waive all claims or rights of action that they might have, individually or in the right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

Item 7. Exemptions from Registration Claimed.

Inapplicable.

Item 8. Exhibits.

Exhibit	Description
4.1
Restricted Stock Award Agreement Between Foster Wheeler Ltd. and Peter J. Ganz, dated as of October 24, 2005 (filed as Exhibit 10.3 to Foster Wheeler Ltd.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated by reference herein)

4.2
Employment Agreement Between Foster Wheeler Ltd. And Peter J. Ganz, dated as of October 10, 2005 (filed as Exhibit 10.1 to Foster Wheeler Ltd.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated by reference herein)

4.3	Foster Wheeler Ltd. Management Restricted Stock Plan (filed as Exhibit 4.2 to Foster Wheeler Ltd.’s Form S-8 (File No. 333-119308) filed on September 27, 2004 and incorporated by reference herein)

4.4	Form of First Amendment to the Foster Wheeler Ltd. 2004 Management Restricted Stock Plan (filed as Exhibit 99.4 to Foster Wheeler Ltd.'s Form 8-K (File No. 001-31305) filed on May 16, 2005 and incorporated by reference herein)

4.5	Form of Second Amendment to the Foster Wheeler Ltd. 2004 Management Restricted Stock Plan (filed as Exhibit 99.1 to Foster Wheeler Ltd.'s Form 8-K (File No. 001-31305) filed on November 8, 2005 and incorporated by reference herein)

4.6	Memorandum of Association of Foster Wheeler Ltd. (filed as Annex II to Foster Wheeler Ltd.’s Form S-4/A (File No. 333-52468) filed on March 9, 2001 and incorporated by reference herein)

4.7	Bye-laws of Foster Wheeler Ltd., amended November 29, 2004 (filed as Exhibit 99.3 to Foster Wheeler Ltd.’s Current Report on Form 8-K filed on December 2, 2004 and incorporated by reference herein)

4.8	Form of common share certificate (filed as Exhibit 4.2 to Foster Wheeler Ltd.’s Current Report on Form 8-K filed on May 25, 2001 and incorporated by reference herein)

5.1	Opinion of Conyers Dill & Pearman

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Conyers Dill & Pearman (filed as part of Exhibit 5.1)

24.1	Power of Attorney (See page II-5)

Item 9.  Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clinton, State of New Jersey, on November 18, 2005.

FOSTER WHEELER LTD.

By:	/s/ Lisa Fries Gardner
Lisa Fries Gardner
Vice President and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officers and directors of Foster Wheeler Ltd., a Bermuda corporation, do hereby constitute and appoint Raymond J. Milchovich, John T. La Duc, Brian K. Ferraioli, and Lisa Fries Gardner, and each of them individually, the lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which such attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable such corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms that all such attorneys and agents, or any one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-8 has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/s/ Raymond J. Milchovich Raymond J. Milchovich	Director, Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	November 18, 2005

/s/ John T. La Duc John T. La Duc	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 18, 2005

/s/ Brian K. Ferraioli Brian K. Ferraioli	Vice President and Controller (Principal Accounting Officer)	November 18, 2005

/s/ Eugene D. Atkinson Eugene D. Atkinson	Director	October 6, 2005

/s/ Diane C. Creel Diane C. Creel	Director	November 18, 2005

/s/ Roger L. Heffernan Roger L. Heffernan	Director	October 11, 2005

/s/ Joseph J. Melone Joseph J. Melone	Director	October 6, 2005

/s/ Stephanie Hanbury-Brown Stephanie Hanbury-Brown	Director	October 10, 2005

/s/ James D. Woods James D. Woods	Director	November 18, 2005

/s/ David M. Sloan David M. Sloan	Director	October 8, 2005

EXHIBIT INDEX

Exhibit	Description
4.1
Restricted Stock Award Agreement Between Foster Wheeler Ltd. and Peter J. Ganz, dated as of October 24, 2005 (filed as Exhibit 10.3 to Foster Wheeler Ltd.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated by reference herein)

4.2
Employment Agreement Between Foster Wheeler Ltd. And Peter J. Ganz, dated as of October 10, 2005 (filed as Exhibit 10.1 to Foster Wheeler Ltd.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated by reference herein)

4.3	Foster Wheeler Ltd. Management Restricted Stock Plan (filed as Exhibit 4.2 to Foster Wheeler Ltd.’s Form S-8 (File No. 333-119308) filed on September 27, 2004 and incorporated by reference herein)

4.4	Form of First Amendment to the Foster Wheeler Ltd. 2004 Management Restricted Stock Plan (filed or Exhibit 99.4 to Foster Wheeler Ltd.'s Form 8-K (File No. 001-31305) filed on May 16, 2005 and incorporated by reference herein)

4.5	Form of Second Amendment to the Foster Wheeler Ltd. 2004 Management Restricted Stock Plan (filed as Exhibit 99.1 to Foster Wheeler Ltd.'s Form 8-K (File No. 001-31305) filed on November 8, 2005 and incorporated by reference herein)

4.6	Memorandum of Association of Foster Wheeler Ltd. (filed as Annex II to Foster Wheeler Ltd.’s Form S-4/A (File No. 333-52468) filed on March 9, 2001 and incorporated by reference herein)

4.7	Bye-laws of Foster Wheeler Ltd., amended November 29, 2004 (filed as Exhibit 99.3 to Foster Wheeler Ltd.’s Current Report on Form 8-K filed on December 2, 2004 and incorporated by reference herein)

4.8	Form of common share certificate (filed as Exhibit 4.2 to Foster Wheeler Ltd.’s Current Report on Form 8-K filed on May 25, 2001 and incorporated by reference herein)

5.1	Opinion of Conyers Dill & Pearman

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Conyers Dill & Pearman (filed as part of Exhibit 5.1)

24.1	Power of Attorney (See page II-5)